Exhibit 99.8

P R E S S  R E L E A S E

For immediate release	21 January 2004

CADBURY SCHWEPPES PLC APPOINTS NEW
CHIEF FINANCIAL OFFICER

Cadbury Schweppes plc, the global confectionery and beverages group, is appointing Ken Hanna as its Chief Financial Officer (CFO) designate, starting March 1st, 2004. He will become an Executive Director and takeover as CFO when David Kappler, the current CFO, retires from the Board in April.

Ken Hanna is currently an Operating Partner focussing on fast moving consumer goods (FMCG) at Compass Partners International, the private equity firm. Previously, he held positions as Group Chief Executive Dalgety plc, Group Finance Director Dalgety plc, Group Finance Director United Distillers plc and prior to that Group Finance Director of Avis Europe.

Commenting on this appointment, Todd Stitzer, CEO Cadbury Schweppes, said: “Ken Hanna’s broad range of executive, operational and financial leadership assignments in the FMCG world make him particularly qualified to lead the Cadbury Schweppes finance function. I am personally looking forward to partnering with Ken Hanna to deliver the benefits of our recently announced Fuel For Growth cost reduction and Smart Variety growth strategies.”

David Kappler announced his retirement after having been with the group 38 years and having seen it through its major repositioning into a world-leading confectionery and beverages business.

Ends

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Notes to editors:
Career Summary:
Ken Hanna, age 50 is a Chartered Accountant who started his career as an auditor with Coopers and Lybrand. His first move was into Black & Decker as group treasurer. After that he went to Max Factor as Group Financial Controller and then to Avis where he spent ten years, the last four of which were as Group Finance Director, Avis Europe plc. In 1993 he left to go to Guinness plc, where he was Group Finance Director of United Distillers plc until 1997, when he moved to Dalgety plc. After a brief period as Group Finance Director he was appointed Group Chief Executive. In 1999, he moved to his present role as a Partner of Compass Partners International. Since 2002 Ken Hanna has also been a Non-Executive Director at Inchcape plc.

About Cadbury Schweppes:
Cadbury Schweppes is a major global company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in over 200 countries across the world. With the acquisition of Adams and its brands – Halls, Trident, Dentyne and Bubbas bubblegum range – the group now employs around 55,000 people and is the world’s largest confectionery company. It is also number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.

For further information contact:
Cadbury Schweppes plc:	020 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	020 7830 5095
Sally Jones
Marie Wall
Mary Jackets

Media Enquiries	020 7409 1313
Dora McCabe
Andraea Dawson-Shepherd

The Maitland Consultancy	020 7379 5151
Angus Maitland	0778 526 8283
Philip Gawith	0788 795 4048

Safe Harbor Statement:
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.